# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Addentax Group Corp., CIK 0001650101
CUSIP: 00653L400
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002121714
Persons authorized to receive notices and communications: WU RUI, Kingkey 100, Block A, Room 4805,, Luohu District, Shenzhen City, China (F4), 518000, (86) 755 86961 405

## Reporting persons
- Wu Rui (CIK 0002121714): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 66,667; shared voting power 0; sole dispositive power 66,667; shared dispositive power 0; aggregate amount beneficially owned 66,667 (7.75% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Addentax Group Corp.
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000

## Item 2. Identity and Background
Name of person filing: WU RUI
Residence or business address: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China
Present principal occupation or employment: The present principal occupation of the reporting person is serving as Chief Operating Officer of Addentax Group Corp., with a principal business address at Room 4805, Block A, Kingkey 100, Luohu District, Shenzhen, Guangdong, China
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: Shenzhen City, China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were issued to the reporting person pursuant to the issuer's equity incentive plan, which is registered under Form S-8, in connection with the reporting person's services to the issuer. The securities were granted as equity compensation and were not acquired with cash consideration. Accordingly, no funds were used by the reporting person in acquiring the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities reported herein were acquired by the reporting person pursuant to the issuer's equity incentive plan as compensation for services rendered to the issuer.

Except as set forth herein, the reporting person does not currently have any plans or proposals that relate to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D.

The reporting person, in his capacity as an officer of the issuer, may from time to time engage in discussions with management regarding the issuer's business and operations and may acquire or dispose of securities of the issuer, subject to applicable laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The reporting person beneficially owns 66,667 shares of common stock of the issuer, representing approximately 7.75% of the outstanding shares of common stock of the issuer. The percentage is based on 860,145 shares of common stock outstanding as of April 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The reporting person has sole voting power and sole dispositive power with respect to 66,667 shares of common stock of the issuer. The reporting person does not have shared voting power or shared dispositive power with respect to any shares of common stock of the issuer.
Transactions in the class effected during the past sixty days: On April 13, 2026, the reporting person was granted 66,667 shares of common stock pursuant to the issuer's equity incentive plan. The shares were issued as compensation for services rendered and were not acquired pursuant to a market transaction.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the reporting person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The securities reported herein were issued to the reporting person pursuant to the issuer's equity incentive plan in connection with the reporting person's services to the issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any other person with respect to any securities of the issuer, including but not limited to any contracts, arrangements, understandings or relationships with respect to the transfer or voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Wu Rui: /s/ Wu Rui, Wu Rui (04/30/2026)